Filed Pursuant To Rule 433

Registration No. 333-203585

October 15, 2015

Gold Bugs Rejoice On Key ETF Move; Miners Glow

Investor’s Business Daily

By Aparna Narayanan

October 14, 2015

Gold-mining ETFs surged Wednesday as gold prices hit a three-month-plus high amid receding likelihood of a rate lift-off in 2015. Investors also digested a weak retail report and subdued Chinese inflation data. That’s renewing fears of a global slowdown, while making a Federal Reserve move to raise interest rates this year more unlikely.

Consumer-focused ETFs sold off briskly amid news that retail sales barely rose in September and as shares of Wal-Mart Stores (NYSE:WMT) plunged after the company announced flat sales guidance for fiscal 2016.

The megacap retailer’s stock tanked 10% in massive volume to a three-year low, erasing billions from its market capitalization.

SPDR Gold Shares (ARCA:GLD) rose 2%, punching above the 200-day moving average for the first time since May. With interest rates likely to stay lower for longer, gold is regaining its appeal. The precious metal struggles against yield-bearing assets when rates rise.

But even if and when rates rise, gold stands to benefit, argues Juan Carlos Artigas, director of investment research for the World Gold Council.

Higher rates tend to coincide with a robust economy.

“Over the long run, economic growth is a positive driver of gold,” said Artigas. “It puts more money into people’s pockets.”

That makes consumers more likely to spend on luxury items such as gold jewelry or high-end electronics that make heavy use of the metal, he told IBD.

GLD is now 9% off its January high of 125.58.

Sprott Gold Miners (ARCA:SGDM) popped 7% as gold prices rose. It looks poised for another bullish week on the back of two straight weekly gains.

But the ETF, which debuted last year, is 29% off its January high of 22. It was in a downtrend for much of this year until the Fed’s decision to hold off on a rate hike in September sparked a rally in gold prices.

The fate of mining stocks is intertwined with the yellow metal. But an actively managed mutual fund holding gold and precious-metals miners is outshining its ETF peers this year.

Meanwhile, Market Vectors Retail (ARCA:RTH) slumped 2.4% on the stock market today. The ETF holds the 25 largest U.S.-listed companies that derive most of their revenue from retail.

Wal-Mart Stores is its No. 2 stock holding, at 8% of assets. Amazon (NASDAQ:AMZN), an IBD Leaderboard stock, is No. 1, at 13% of assets.

The e-commerce giant sold off 0.7% Wednesday.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.